SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2019

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

MANUAL FOR SHAREHOLDERS' PARTICIPATION IN BRASKEM'S ORDINARY AND EXTRAORDINARY GENERAL MEETING TO BE HELD ON APRIL 16, 2019

MESSAGE FROM MANAGEMENT

Dear Shareholders,

In line with our commitment of continuously seeking the best Corporate Governance practices, we invite you, Company’s Shareholders (“Shareholders”) to participate in the Company’s Ordinary and Extraordinary General Meeting , which will take place on April 16, 2019, at 10:30 a.m., at our principal place of business of the Company, located at Rua Eteno, No. 1.561, Polo Petroquímico, in the City of Camaçari, State of Bahia (“Meeting”), in which the following matters will be discussed:

I.          In the Ordinary General Meeting:

1.            Review, discuss and vote on the Management Report and respective Managers’ Accounts and Financial Statements of the Company, containing Explanatory Notes for the fiscal year ended on December 31, 2017, accompanied by the Independent Auditors’ Report and the Fiscal Board’s Report;

2.            Examine, discuss and vote on the Administration’s Proposal for the allocation of the net profit of the financial year ended on December 31, 2018;

3.            Resolve on the election of members of the Company’s Fiscal Board; and

4.            Resolve on the annual and global compensation of the managers and members of the Fiscal Board related to the fiscal year to be ended on December 31, 2019.

II.            In the Extraordinary General Meeting:

5.            Resolve on the replacement of 3 sitting members and 1 alternate member of the Company´s Board of Directors, appointed by the controlling shareholder and by Petrobras, for the remaining term of office in course, which will end at the time of the Annual General Meeting that will review the managers’ accounts for the fiscal year ending on December 31, 2019.

GUIDELINES FOR SHAREHOLDERS' PARTICIPATION AND DEADLINES

With the purpose of instructing the Shareholders regarding the procedure for participation in the Meeting, we provide this Ordinary General Meeting Manual.

Information regarding such resolutions is available to Shareholders at the Company’s office, at Rua Lemos Monteiro,  No. 120 – 14th  floor, Butantã, in the City of São Paulo, State of São Paulo – Zip code 05501-050, to the attention of the Investor Relations Department of the Company, and at the Company’s website (www.braskem-ri.com.br) and the Securities and Exchange Commission (“CVM”) website (www.cvm.gov.br). Documents referred to in articles 9, 10, and 12 of the CVM Normative Ruling No. 481, of December 17, 2009, as amended (“CVM NR 481”),  were duly submitted to CVM through the Empresas.Net System.

Shareholder's Participation

The participation of the Shareholder may be done in person or through an attorney-in-fact duly established, or through remote voting bulletin (“Bulletin”), and the detailed guidelines regarding the documentation required for remote voting are set forth in the Call Notice and in the Company's Management Proposal made available, pursuant to the applicable legislation and regulation, and in item 12.2 of the Company's Reference Form. In the section "General Information", we provide additional information on the participation in the General Meeting.

Foreign Shareholder Attending General Meetings

Foreign Shareholders must submit the same documentation as Brazilian shareholders, and provided that the documents are notarized, consularized and apostilled, as the case may be, and accompanied by a sworn translation.

American Depositary Receipts Holders

American Depositary Receipts Holders are represented by The Bank of New York Mellon ("BONY"), as depositary institution, pursuant to the Deposit Agreement entered into with the Company.

Forwarding of Documentation

With the purpose of expediting the works of the General Meeting, the documents requested in the items above, which allow for the participation or representation of the Shareholder in General Meetings, are requested to be forwarded within 72 (seventy two) hours prior to the date scheduled for the General Meeting, to:

Braskem S.A.

C/C WALDECY BISPO DOS SANTOS - Legal Department

Rua Lemos Monteiro, No. 120, 14th floor, Butantã

Zip code 05501-050 - São Paulo – SP - Brazil

However, it is worth stressing that, under paragraph 2 of article 5 of CVM NR 481, the shareholder that attends the Meeting with the required documents may participate and vote, even if he/she has not delivered them in advance, as requested by the Company.

The Company shall not accept powers of attorney granted by shareholders through electronic means.

Voting Restriction

Pursuant to Law No. 6,404 of December 15, 1976, as amended, the shareholder shall not vote on the resolutions of the general meeting related to the evaluation report of assets with which to compete for the formation of the capital stock and the approval of accounts as administrator, nor in any others that may particular benefit the shareholder, or in which it has a conflict of interest with the Company.

If any of the attending shareholders present allegations of supposed conflict of interest that prevents him from voting at the meeting or, moreover, on the occurrence of another legal hypothesis of voting restriction (including, as the case may be, participation in a separate voting for the election of a member of the Board of Directors or the Fiscal Council), and not having the shareholder himself declared the restriction, the chairman or the secretary of the general meeting shall suspend the deliberation to hear and receive such claim, together with any opposite manifestation of this shareholder, before calling the resolution to votation. The chairman of the general meeting himself shall, noting a possible voting restriction, ask the shareholder for clarification on the situation, before calling the resolution to votation.

In line with CVM understandings, in situations that the voting restriction is unequivocal and the shareholder does not abstain from voting, the chairman of the general meeting has the power to declare such restriction, and is not entitled to prevent voting in other situations, without prejudice to the legal provisions on the eventual annulability of the delivered vote.

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BRASKEM S.A.

C.N.P.J. No 42.150.391/0001-70

State Registration (NIRE) 29300006939

A Publicly-Held Company

CALL NOTICE

ORDINARY AND EXTRAORDINARY GENERAL MEETING

OF APRIL 16, 2019

The Shareholders of BRASKEM S.A. (“Shareholders” and “Company”, respectively) are hereby called to attend the Ordinary and Extraordinary General Meeting that will be held on April 16, 2019, at 10:30 a.m., at the Company’s principal place of business located at Rua Eteno, nº 1.561, Polo Petroquímico, in the City of Camaçari, State of Bahia (“Meeting”), in order to resolve on the following Agenda:

I. In the Ordinary General Meeting:

1) Examine, discuss and vote on the Management Report and respective Administrators’ Accounts and Financial Statements of the Company, containing Explanatory Notes for the fiscal year ended on December 31, 2018, accompanied by the Independent Auditors’ Report and the Fiscal Board’s Report;

2) Examine, discuss and vote on the Management’s Proposal for the allocation of the net profit of the financial year ended on December 31, 2018;

3) Resolve on the election of members of the Company’s Fiscal Board; and

4) Resolve on the annual and global compensation of the administrators and members of the Fiscal Board related to the fiscal year to be ended on December 31, 2019;

II. In the Extraordinary General Meeting:

5) Resolve on the replacement of 3 sitting members and 1 alternate member of the Board of Directors of the Company, appointed by the controlling shareholder and by Petrobras, for the remaining term of office in course, which will end at the time of the Ordinary General Meeting that will review the managers’ accounts for the fiscal year ending on December 31, 2019.

Camaçari/BA, March 15, 2019.

Marcelo Lyrio
Chairman of the Board of Directors

General Information:

                1. The Management Proposal ("Proposal") contemplating all of the documentation related to the matters included in the Agenda, the remote voting bulletin (“Bulletin”), as well as other relevant information to exercise voting rights in the Meeting, were made available to the Company’s shareholders on the date hereof, pursuant to Securities and Exchange Commission (CVM) Normative Ruling No. 481, of December 17, 2009, as amended ("CVM NR 481"), and may be accessed through CVM’s website (www.cvm.gov.br) or the Company’s website (www.braskem-ri.com.br).

                2. The notice to the Shareholders referred to in the main section of article 133 of Law No. 6,404, of December 15, 1976, as amended (“Corporation Law”), shall be published in the Official Gazette of the State of Bahia and in the newspaper “Correio da Bahia”, pursuant to article 124 of the Corporation Law. The other documents referred to in article 133 of the Corporation Law are available to Shareholders at the Company’s office  at Rua Lemos Monteiro, 120, 14º andar, Butantã, in the City and State of São Paulo – CEP 05501-050, at the attention of Rosana Cristina Avolio), at the Company’s website (www.braskem-ri.com.br) and at the Brazilian Securities and Exchange Commission (“CVM”) website (www.cvm.gov.br), and shall be published pursuant to  article 133, paragraph 3, of the Corporation Law.  The documents referred to in articles 9, 10 and 12 of CVM Normative Ruling 481 were duly submitted to CVM through the Empresas.Net System.

                3. Shareholder participation may be done in person or through an attorney-in-fact duly established or through Bulletin, and the detailed guidelines regarding the documentation required for remote voting are set forth in the Bulletin. We describe below additional information on the participation in the Meeting:

                (a) In person or by Printed Power of Attorney: with the purpose of expediting the works of the Meeting, the Company’s Management requests that the Shareholders file with the Company, at the offices located at Rua Lemos Monteiro, 120, 14º andar, CEP 05501-050, São Paulo, SP, at least 72 hours prior to the date scheduled for the Meeting, the following documents: (i) evidence issued by the financial institution depositary of the book-entry shares held thereby, proving ownership of the shares at least 8 (eight) days prior to the Meeting; (ii) power of attorney, duly compliant with the law, in case of representation of the Shareholder, with grantor’s signature certified by a notary public, notarization, consularization or apostille annotation (as the case may be) and sworn translation, together with the articles of incorporation, bylaws or articles of association, minutes of the Board of Directors' election (if any) and minutes of the Executive Board election if the Shareholder is a legal entity; and/or (iii) with respect to Shareholders participating in the fungible custody of registered shares, a statement with the respective equity interest, issued by the competent body. Shareholders or their legal representatives shall attend the Meeting in possession of the proper identification documents. However, it is worth stressing that, under paragraph 2 of article 5 of CVM NR 481, the shareholder that attends the Meeting with the required documents may participate and vote, even if he/she has not delivered them in advance, as requested by the Company. The Company shall not accept powers of attorney granted by shareholders through electronic means.

                (b) Remote Voting Bulletin: the Company shall adopt the remote voting system pursuant to CVM NR 481, allowing its shareholders to send their votes: (i) through their respective custody agents; (ii) through the bookkeeping agent of the Company's shares (Itaú Corretora de Valores S.A.), located at Avenida Brigadeiro Faria Lima, 3.500, 3º andar, in the City of São Paulo, CEP 04538-132, shareholders assistance through phone numbers 3003-9285 (capital and metropolitan areas); or 0800 7209285 (other locations), or yet by the email atendimentoescrituracao@itau-unibanco.com.br or through website http://www.itau.com.br/securitiesservices/assembleiadigital; or (iii) directly to the Company, according to the guidelines set forth in the Company's Management Proposal and in item 12.2 of the Company's Reference Form.

                4. Based on the Health, Security and Environment (HSE) Standards in force at the Company’s registered office, which set forth the guidelines to control the access and circulation of people and vehicles in the internal and external areas of the registered office, we ask the Shareholders, as well as their legal representatives in the Meeting called herein, to attend at least 30 minutes in advance to the start of the Meeting, seeking to ensure compliance with training procedures of the HSE basic instructions in force at the Company, which are available for consultation in its registered office.

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RELATED DOCUMENTS AND LINKS

Braskem S.A.:	www.braskem.com.br
Investors' Relations - Braskem S.A.:	www.braskem-ri.com.br/
Brazilian Securities and Exchange Commission - CVM:	www.cvm.gov.br
Securities and Exchange Commission (USA) – SEC:	www.sec.gov
B3 S.A. – Brasil, Bolsa Balcão:	www.bmfbovespa.com.br
Instituto Brasileiro de Governança Corporativa
[Brazilian Institute for Corporate Governance]:	ww.ibgc.org.br
Associação Brasileira da Indústria Química – ABIQUIM
[Industrial Chemistry Brazilian Association]:	www.abiquim.org.br

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ATTACHMENT 1: FORM OF POWER OF ATTORNEY - INDIVIDUAL

P O W E R   O F   A T T O R N E Y

By this private instrument and pursuant to law, __________________________, resident and domiciled at _________________, enrolled in the Individual Taxpayers' Register of the Ministry of Finance (CPF/MF) under No. __________________, appoints and constitutes as its attorney-in-fact _____________________________, to which it grants special powers to represent the interests of the Grantor in the Ordinary and Extraordinary General Meeting of Braskem S.A., with registered office at Rua Eteno, No. 1,561, Polo Petroquímico de Camaçari, CEP 42.810-000, Municipality of Camaçari, State of Bahia, enrolled in the National Register of Legal Entities (CNPJ) under No. 42.150.391/0001-70, to be held on April 16, 2019, at 10:30 a.m., with powers to resolve, discuss and vote on the matters set forth in the agenda, to examine and approve documents and accounts, to contest, agree, sign minutes and attendance books.

________________, _____________ ____, 2019.

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ATTACHMENT 2: FORM OF POWER OF ATTORNEY – LEGAL ENTITY

P O W E R   O F   A T T O R N E Y

By this private instrument and pursuant to law, __________________________, with principal place of business at _________________, enrolled in the National Register of Legal Entities (“CNPJ/ME”) under No. __________________, herein represented by its undersigned Officers, appoints and constitutes as its attorney(s)-in-fact _____________________________, to which it grants special powers to, (jointly or individually) (regardless of order of appointment), represent the interests of the Grantor in the Ordinary and Extraordinary General Meeting of Braskem S.A., with registered office at Rua Eteno, No. 1,561, Polo Petroquímico de Camaçari, Zip code 42.810-000, Municipality of Camaçari, State of Bahia, enrolled in the CNPJ under No. 42.150.391/0001-70, to be held on April 16, 2019, at 10:30 a.m., with powers to resolve, discuss and vote on the matters set forth in the agenda, to examine and approve documents and accounts, to contest, agree, sign minutes and attendance books.

________________, _____________ ____, 2019.

* * * *

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 15, 2019
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.